American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

		March 31		
ASSETS		2012		2011
Cash and due from banks	$	28,197	$	14,248
Interest-bearing deposits in other banks		26,649		25,397
Securities available for sale, at fair value		337,376		226,171
Securities held to maturity		-		3,146
Total securities		337,376		229,317
Restricted stock, at cost		6,019		4,062
Loans held for sale		3,774		1,309
Loans		816,471		516,629
Less allowance for loan losses		(11,691)		(8,257)
Net Loans		804,780		508,372
Premises and equipment, net		25,833		19,308
Other real estate owned, net		6,369		3,532
Goodwill		39,352		22,468
Core deposit intangibles, net		6,048		1,226
Bank owned life insurance		13,165		4,137
Accrued interest receivable and other assets		25,698		11,862
Total assets	$	1,323,260	$	845,238
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Demand deposits -- noninterest-bearing	$	199,066	$	117,260
Demand deposits -- interest-bearing		168,757		96,686
Money market deposits		174,110		57,530
Savings deposits		78,650		63,236
Time deposits		454,147		328,771
Total deposits		1,074,730		663,483
Short-term borrowings:				
Customer repurchase agreements		48,651		43,871
Other short-term borrowings		-		-
Long-term borrowings		10,175		4,450
Trust preferred capital notes		27,237		20,619
Accrued interest payable and other liabilities		7,443		3,443
Total liabilities		1,168,236		735,866
Shareholders' equity:				
Preferred stock, $5 par, 2,000,000 shares authorized,				
none outstanding		-		-
Common stock, $1 par, 10,000,000 shares authorized,				
7,830,247 shares outstanding at March 31, 2012 and				
6,153,433 shares outstanding at March 31, 2011		7,830		6,153
Capital in excess of par value		56,633		27,541
Retained earnings		84,171		75,214
Accumulated other comprehensive income, net		6,390		464
Total shareholders' equity		155,024		109,372
Total liabilities and shareholders' equity	$	1,323,260	$	845,238

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended March 31	
	2012	2011
Interest and Dividend Income:		
Interest and fees on loans	$ 13,120	$ 6,679
Interest and dividends on securities:		
Taxable	1,079	1,169
Tax-exempt	1,082	716
Dividends	51	27
Other interest income	10	70
Total interest and dividend income	15,342	8,661
Interest Expense:		
Interest on deposits	1,837	1,580
Interest on short-term borrowings	43	80
Interest on long-term borrowings	84	53
Interest on trust preferred capital notes	206	343
Total interest expense	2,170	2,056
Net Interest Income	13,172	6,605
Provision for loan losses	733	337
Net Interest Income After Provision for Loan Losses	12,439	6,268
Noninterest Income:		
Trust fees	882	928
Service charges on deposit accounts	488	421
Other fees and commissions	457	316
Mortgage banking income	531	147
Securities gains (losses), net	-	1
Other	876	158
Total noninterest income	3,234	1,971
Noninterest Expense:		
Salaries	4,111	2,485
Employee benefits	1,078	541
Occupancy and equipment	965	699
FDIC assessment	233	205
Bank franchise tax	183	175
Core deposit intangible amortization	547	94
Foreclosed real estate, net	(243)	22
Merger related expenses	251	309
Other	2,802	1,249
Total noninterest expense	9,927	5,779
Income Before Income Taxes	5,746	2,460
Income Taxes	1,571	682
Net Income	$ 4,175	$ 1,778
Net Income Per Common Share:		
Basic	$ 0.53	$ 0.29
Diluted	$ 0.53	$ 0.29
Average Common Shares Outstanding:		
Basic	7,822,228	6,143,602
Diluted	7,833,061	6,152,738


American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and nonfinancial data, unaudited)


	1st Qtr 2012		4th Qtr 2011		1st Qtr 2011		YTD 2012		YTD 2011
EARNINGS									
Interest income	$	15,342	$	17,177	$	8,661	$	15,342	$ 8,661
Interest expense		2,170		2,317		2,056		2,170	2,056
Net interest income		13,172		14,860		6,605		13,172	6,605
Provision for loan losses		733		1,972		337		733	337
Noninterest income		3,234		2,587		1,971		3,234	1,971
Noninterest expense		9,927		8,629		5,779		9,927	5,779
Income taxes		1,571		2,194		682		1,571	682
Net income		4,175		4,652		1,778		4,175	1,778
PER COMMON SHARE									
Earnings per share - basic	$	0.53	$	0.59	$	0.29	$	0.53	$ 0.29
Earnings per share - diluted		0.53		0.59		0.29		0.53	0.29
Cash dividends declared		0.23		0.23		0.23		0.23	0.23
Book value per share		19.80		19.58		17.77		19.80	17.77
Book value per share - tangible (a)		14.00		13.86		13.92		14.00	13.92
Closing market price		21.30		19.49		22.51		21.30	22.51
FINANCIAL RATIOS									
Return on average assets		1.27%		1.42%		0.85%		1.27%	0.85%
Return on average equity		10.80		12.28		6.51		10.80	6.51
Return on average tangible equity (b)		16.70		18.77		8.64		16.70	8.64
Average equity to average assets		11.79		11.59		13.03		11.79	13.03
Net interest margin, taxable equivalent		4.65		5.27		3.66		4.65	3.66
Efficiency ratio		61.65		49.57		64.16		61.65	64.16
Effective tax rate		27.34		32.05		27.72		27.34	27.72
PERIOD-END BALANCES									
Securities	$	343,395	$	339,385	$	233,379	$	343,395	$ 233,379
Loans held for sale		3,774		6,330		1,309		3,774	1,309
Loans, net of unearned income		816,471		824,758		516,629		816,471	516,629
Goodwill and other intangibles		45,400		44,640		23,694		45,400	23,694
Assets		1,323,260		1,304,522		845,238		1,323,260	845,238
Assets - tangible (a)		1,277,860		1,259,882		821,544		1,277,860	821,544
Deposits		1,074,730		1,058,754		663,483		1,074,730	663,483
Customer repurchase agreements		48,651		45,575		43,871		48,651	43,871
Other short-term borrowings		-		3,000		-		-	-
Long-term borrowings		37,412		37,418		25,069		37,412	25,069
Shareholders' equity		155,024		152,829		109,372		155,024	109,372
Shareholders' equity - tangible (a)		109,624		108,189		85,678		109,624	85,678
AVERAGE BALANCES									
Securities	$	333,951	$	322,018	$	226,595	$	333,951	$ 226,595
Loans held for sale		5,500		5,989		1,508		5,500	1,508
Loans, net of unearned income		819,044		819,688		516,610		819,044	516,610
Interest-earning assets		1,190		1,172,965		765,291		1,190	765,291
Goodwill and other intangibles		45,400		44,455		23,750		45,400	23,750
Assets		1,311,794		1,306,699		838,151		1,311,794	838,151
Assets - tangible (a)		1,266,394		1,262,244		814,401		1,266,394	814,401
Interest-bearing deposits		834,972		886,551		542,104		834,972	542,104
Deposits		1,018,253		1,060,013		652,922		1,018,253	652,922
Customer repurchase agreements		47,229		49,257		43,762		47,229	43,762
Other short-term borrowings		115		130		136		115	136
Long-term borrowings		37,421		37,434		27,855		37,421	27,855
Shareholders' equity		154,685		151,496		109,224		154,685	109,224
Shareholders' equity - tangible (a)		109,285		107,041		85,474		109,285	85,474

American National Bankshares Inc. and Subsidiaries
Financial Highlights (continued)
(In thousands, except share, ratio and nonfinancial data, unaudited)

	1st Qtr 2012	4th Qtr 2011	1st Qtr 2011	YTD 2012	YTD 2011
CAPITAL					
Average shares outstanding - basic	**7,822,228**	7,804,245	6,143,602	**7,822,228**	6,143,602
Average shares outstanding - diluted	**7,833,061**	7,811,243	6,152,738	**7,833,061**	6,152,738
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	**$ 10,529**	$ 9,086	$ 8,420	**$ 10,529**	$ 8,420
Provision for loan losses	**733**	1,972	337	**733**	337
Charge-offs	**(340)**	(906)	(571)	**(340)**	(571)
Recoveries	**769**	377	71	**769**	71
Ending balance	**$ 11,691**	$ 10,529	$ 8,257	**$ 11,691**	$ 8,257
LOANS					
Construction and land development	**$ 52,446**	$ 54,433	$ 36,516	**$ 52,446**	$ 36,516
Commercial real estate	**347,815**	351,961	207,502	**347,815**	207,502
Residential real estate	**182,010**	179,812	118,603	**182,010**	118,603
Home equity	**95,071**	96,195	61,674	**95,071**	61,674
Commercial and industrial	**131,711**	134,166	84,702	**131,711**	84,702
Consumer	**7,418**	8,191	7,632	**7,418**	7,632
Total	**$ 816,471**	$ 824,758	$ 516,629	**$ 816,471**	$ 516,629
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	**$ 183**	$ 197	$ -	**$ 183**	$ -
Nonaccrual	**13,154**	13,523	3,417	**13,154**	3,417
Foreclosed real estate	**6,369**	5,353	3,532	**6,369**	3,532
Nonperforming assets	**$ 19,706**	$ 19,073	$ 6,949	**$ 19,706**	$ 6,949
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	**(0.21) %**	0.26%	0.39%	**(0.21) %**	0.39
Nonperforming assets to total assets	**1.49**	1.46	0.82	**1.49**	0.83
Nonperforming loans to total loans	**1.63**	1.66	0.66	**1.63**	0.66
Allowance for loan losses to total loans	**1.43**	1.28	1.60	**1.43**	1.60
Allowance for loan losses to total loans net or fair value loans (e)	**2.13**	1.96	1.60	**2.13**	1.60
Allowance for loan losses to nonperforming loans	**87.66**	76.74	241.64	**87.66**	241.64
OTHER DATA					
Fiduciary assets at period-end (c)	**$ 385,660**	$ 355,202	$ 380,259	**$ 385,660**	$ 380,259
Retail brokerage assets at period-end (c)	**$ 191,446**	$ 176,636	$ 50,175	**$ 191,446**	$ 50,175
Number full-time equivalent employees (d)	**316**	315	242	**316**	242
Number of full service offices	**25**	25	18	**25**	18
Number of loan production offices	**2**	1	1	**2**	1
Number of ATM's	**31**	31	26	**31**	26

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - Excludes acquired loans measured at fair value

Net Interest Income Analysis
For the Three Months Ended March 31, 2012 and 2011
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2012	2011	2012	2011	2012	2011
Loans:						
Commercial	$ 132,100	$ 77,925	$ 1,811	$ 880	5.50%	4.52%
Real estate	673,876	432,688	11,118	5,695	6.60	5.26
Consumer	13,068	7,505	227	136	6.97	7.25
Total loans	819,044	518,118	13,156	6,711	6.43	5.18
Securities:						
Federal agencies & GSE	40,551	43,345	162	323	1.60	2.98
Mortgage-backed & CMOs	99,714	59,297	529	490	2.12	3.31
State and municipal	185,331	117,916	1,976	1,408	4.26	4.78
Other	8,355	6,037	94	58	4.50	3.84
Total securities	333,951	226,595	2,761	2,279	3.31	4.02
Deposits in other banks	31,619	20,578	10	70	0.13	1.36
Total interest-earning assets	1,184,614	765,291	15,927	9,060	5.38	4.74
Non-earning assets	127,180	72,860				
Total assets	$ 1,311,794	$ 838,151				
Deposits:						
Demand	$ 170,481	$ 96,698	56	18	0.13	0.07
Money market	140,622	63,125	161	83	0.46	0.53
Savings	76,505	62,505	29	21	0.15	0.13
Time	448,934	319,776	1,591	1,458	1.42	1.82
Total deposits	836,542	542,104	1,837	1,580	0.88	1.17
Customer repurchase agreements	47,229	43,762	43	80	0.37	0.73
Other short-term borrowings	115	136	-	-	0.35	0.47
Long-term borrowings	37,421	27,855	290	396	3.10	5.69
Total interest-bearing liabilities	921,307	613,857	2,170	2,056	0.94	1.34
Noninterest bearing demand deposits	183,575	110,818				
Other liabilities	52,227	4,252				
Shareholders' equity	154,685	109,224				
Total liabilities and shareholders' equity	$ 1,311,794	$ 838,151				
Interest rate spread					4.44%	3.40%
Net interest margin					4.65%	3.66%
Net interest income (taxable equivalent basis)			13,757	7,004		
Less: Taxable equivalent adjustment			585	399		
Net interest income			$ 13,172	$ 6,605		